
06016103

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Avalon Ventures Ltd.

*CURRENT ADDRESS 111 Richmond Street West, Suite 1005
Toronto, Ontario Canada M5H 2G4

**FORMER NAME

PROCESSED
AUG 1 8 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4427 FISCAL YEAR 8/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]
DAT : 8/16/06





AVALON VENTURES LTD.

ANNUAL REPORT 2005


HYBRID
SYNERGY



EXPLORING FOR
THE METALS
OF THE FUTURE

CORPORATE PROFILE

Avalon Ventures Ltd. (AVL: TSX-V) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications: *"The Metals of the Future"*.

Avalon currently holds a portfolio of six such projects, including three that are at an advanced stage of development, as well as six other early stage base metals and precious metals projects, all located in Canada. These include the world-class Thor Lake beryllium-rare earths-yttrium-zirconium-gallium deposit in the Northwest Territories, the Separation Rapids lithium-tantalum-rubidium deposit near Kenora, Ontario and a promising copper-zinc-silver VMS property in southern B.C. called Red Hill.

The rare metals are in growing demand because of their critical role in a global economy that is becoming increasingly reliant on high technology. Elements such as lithium, tantalum, yttrium, [illegible] and beryllium offer unique properties that are now vital in many electronics applications, alternative energy generation and specialty metal alloys.

Specific recent examples include the strong demand for indium and europium because of their critical role in flat screen television technology, and neodymium for super-magnets which are a critical component of the electric motors for hybrid cars. As a consequence of this phenomenon, the prices of rare metals such as indium and europium have increased by up to 1000% over the past two years, far outperforming precious metals prices over the same time period.

Avalon Ventures Ltd. is rapidly becoming a leader in the field of rare metals project development. Avalon offers investors exposure to more than a dozen different rare metals and industrial mineral commodities including lithium, tantalum, cesium, rubidium, beryllium, yttrium, zirconium, gallium and rare earths such as neodymium, gadolinium and europium. With its growing project portfolio, the Company is well positioned to deliver significant shareholder value in the long term, as the rare metals assume an even greater role in the global economy.

SHARE INFORMATION

as at December 12, 2005

Shares Outstanding	39,558,598
Fully Diluted	47,356,248
Market Price Range in Dec 05	C $0.45 - $0.50
Market Capitalization	C $18.8 million
Year High/Low	C $0.60 / $0.105
All-time High *(1997)*	C $3.45
Major Shareholders	Management (7.3%), Beta Minerals (5.3%) Cdn Small Cap Res Fund (3.8%) Placer Dome (2.5%)
Exchange Listing	TSX Venture - Tier 1
U.S. Registration	SEC 12g3-2(b): 82-4427



Dear Shareholders,

With the acquisition of the world class Thor Lake rare metals deposit in 2005, Avalon has clearly positioned itself as one of the premier junior rare metals companies in North America. Thor Lake and Separation Rapids are two of the highest quality undeveloped rare metals deposits in the world, and both offer exceptional potential for creating enormous shareholder value in the coming year. 2006 promises to be a break-out year for the whole junior mining sector, and I believe that shareholders of undervalued junior companies like Avalon, holding high quality undeveloped resources, will be among the biggest beneficiaries.

Many industry analysts are convinced that we are at the beginning of a commodity "super-cycle" which could become the biggest mineral resource boom that the world has ever seen, a boom for which the world is largely unprepared. Years of low commodity prices and minimal investment in mineral exploration has left the pipeline for new mineral development projects practically empty. Meanwhile, worldwide demand for mineral resources has surged dramatically over the past 2-3 years, particularly in the developing economies of Asia. The emerging middle class in countries like China and India has a rapidly growing appetite for all consumer products that, in turn, need new supplies of an increasingly diverse array of metals and minerals.

But increasing demand is not the only reason for concluding we are at the start of a major commodities boom. Supplies are shrinking and major bottlenecks in the supply system will make it difficult for supplies to catch up. Consider these factors:

1. Most current mines are operating at, or near, capacity...they cannot easily "turn up the volume". There is a long lead time in developing new reserves, even at producing mines and recycling of metals remains inefficient.

2. The few undeveloped deposits out there take an ever longer time to bring to production. This is because the anti-mining environmental lobby has succeeded in making the permitting process exceedingly slow in virtually all jurisdictions.

3. There are few skilled people to do the work. Years of declining production have resulted in limited job prospects and prompted skilled people to look elsewhere for employment, and students to go into fields other than mining and geology.

4. Major equipment items for mining are becoming scarce leading to delays in reaching production even on permitted projects.



The general public remains blissfully unaware of these scary realities. Like energy prices, long periods of artificially low metals prices have deceived the public into believing that supplies of cheap metals and minerals are unlimited. Of course, they are not and prices of base metals are rising much like we saw with energy prices in 2005. Unfortunately, it is unlikely that the public will fully appreciate the severity of the situation until chronic shortages of basic commodities translate into limited supplies or increased prices for popular manufactured items. Remember the line-ups at gasoline stations we have experienced during past energy crises? This could happen at your local hardware or appliance store, if present trends continue.

The first indicator of the super-cycle getting underway is when soaring metal prices do not follow the traditional price rhythms predicted by the charts. This is already happening, yet few are noticing. This will change abruptly at some time and investors will collectively realize that junior resource companies like Avalon, holding high quality resources in the ground, are enormously undervalued compared with other equities.

High prices and shortages of basic raw materials like steel used in construction, will encourage substitution for alternative materials. Society will welcome the day when construction materials are made from readily available clays and sands rather than scarce base metals that can only be produced with unwanted environmental consequences. In this regard, rare metals and minerals hold the key.

New technological advances in materials science engineering and ceramics are being driven by applying the unique, but largely unexploited, properties of the rare metals. For example, small additions of highly reactive rare metals like lithium and beryllium in a ceramic formulation can create new materials with remarkable high strength properties. Research into such a new material is already happening with the Company's lithium mineral product from Separation Rapids.

As we have been saying for many years now, the rare metals are the "Metals of the Future". I believe that the future for the rare metals has arrived and you, our loyal shareholders, are about to reap the rewards of your patience and unwavering belief in this eventuality. I look forward to 2006 with more optimism than in any year since I joined this company over 10 years ago. Our time has come.

On behalf of the Board,



Donald S. Bubar,
President & CEO
December 12, 2005


Lithium

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the twelve months ended August 31, 2005. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***November 28, 2005.***

NATURE OF BUSINESS AND OVERALL PERFORMANCE

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements ("REE's"), and a secondary focus on exploration for copper and gold deposits.

The Company is in the process of exploring or developing six of its twelve mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves or resources that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

In 2005, the Company made an important addition to its portfolio of rare metals assets with the acquisition of the advanced Thor Lake beryllium, tantalum, niobium, zirconium, yttrium and REE's property in the Northwest Territories. This property has a resource of beryllium mineralization defined by previous operators and considerable potential for delineation of new resources of REE's which are experiencing strong growth in demand from the automotive industry. Markets for mineral commodities in general have strengthened over the past two years and some of the strongest demand growth has been for rare metals with high technology applications. This also applies to industrial minerals like the Company's lithium mineral product from the Separation Rapids project for which a promising new potential market emerged late in the year.

Increased media attention on the rare metals and their growing importance in modern society, helped create new investor interest in companies like Avalon, resulting in the appreciation of the market value of the Company's shares in 2005 and attendant new financing opportunities. Consequently, the Company anticipates increased levels of business activity in 2006 compared to previous years when market conditions made it difficult to secure new investment capital at a reasonable cost. Recognizing the cyclical nature of the resource industry, management will continue to maintain a relatively low-cost administrative structure until such time as new operations necessitate an expansion in administrative capacity, although a steady public and investor relations effort designed to protect and enhance shareholder value, will continue to be a priority.

Developing our advanced industrial minerals projects to production and cash flow remains management's top priority. At the same time management continues to evaluate new project opportunities that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	**2005**	**2004**	**2003**
	$	$	$
Net revenues	414	1,478	2,685
Loss before discontinued operations and extraordinary items	472,733	1,670,178	904,603
Loss before discontinued operations and extraordinary items, per share	0.02	0.06	0.04
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a
Net loss	472,733	1,670,178	904,603
Net loss, per share	0.02	0.06	0.04
Net loss, per share fully diluted	n/a	n/a	n/a
Total assets	4,311,718	3,919,123	4,670,723
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

RESULTS OF OPERATIONS

Exploration and Development Activities

Resource property expenditures during the year ended August 31, 2005 totaled $609,501, compared to expenditures of $405,545 in the previous fiscal year, of which $88,370 were incurred during the fourth quarter, compared to $131,020 for the same quarter of the previous year. Nearly 60% of the annual expenditures ($363,732) were incurred for property acquisition costs. Of these, $309,750 (or 51%) was incurred for the acquisition of the Thor Lake rare metals property through the issuance of 2.5 million treasury shares and 250,000 share purchase warrants to the vendor. The remaining resource property expenditures totalling $245,769 were distributed over seven active projects mainly for target definition involving geological and geophysical survey work, one small diamond drilling program and property maintenance costs. Most of these expenditures were funded from the proceeds of flow through private placement financings done in December, 2003 and December, 2004.

After property sales and write-offs of expenditures totalling $341,921, the total for resource properties on the Balance Sheet at August 31, 2005 increased by $267,580 to $3,819,587. The write-offs taken in 2005 totalling $329,421 were for the Mount Thom and Lower Mount Thom copper-gold projects in Nova Scotia which were both abandoned late in the year. The Separation Rapids project, with $3,232,125 in deferred exploration and development expenditures accounts for 85% of the total on the balance sheet and, although largely inactive during fiscal 2005, this project continues to be the Company's most important asset.

Following the acquisition of the **Thor Lake project** in the third quarter, a $31,948 program comprised primarily of geological compilation work was carried out during the fourth quarter. This program included a brief field visit to the property to collect samples from historical drill core stored on the property. The samples were re-assayed for Rare Earth Elements ("REE's") and the results confirmed the presence of significant heavy rare earth element enrichment in the Lake Zone, which was never fully delineated during previous work on the property.


Tantalum

Thor Lake project



Grab samples collected from another occurrence known as the 'R' Zone produced some very high grade yttrium and REE values demonstrating additional potential to delineate new resources. A more comprehensive core re-sampling program was carried out subsequent to year end to better define the geometry and extent of the HREE mineralization in the Lake Zone and provide data to design a follow-up drilling program to delineate resources tentatively scheduled for 2006. These results were pending as at the date of this report.



In the second quarter, the Company entered into option agreements with Teck Cominco Limited to earn interests in its **Red Hill copper-zinc-silver-gold and U6 Savant gold** projects. In addition to acquisition and property management costs totalling $66,411, the Company incurred $56,582 in exploration costs on the two projects combined prior to year end. This work mainly involved geological mapping and compilation work done by Wardrop Engineering Ltd. and SRK Consulting of Toronto.



Significantly, during detailed structural mapping on the **Red Hill** property by SRK, it was observed that the volcanic rocks hosting the known copper-zinc-silver-gold massive sulphide mineralization on this property have a much different geometry than previously interpreted. SRK observed that the rocks are strongly folded and that many of the previous drill holes were oriented unfavourably to test potential targets on the property based on this model. A $200,000 preliminary diamond drilling program was carried out in October, 2005 to test these targets, which was funded from the proceeds of 975,000 flow-through shares issued upon exercise of warrants prior to their expiry in the fourth quarter. Disseminated and stringer sulphide mineralization were intersected in several of the Red Hill holes but as of the date of this report, no assay results had been received.

Detailed geological mapping work was carried out on the **U6 Savant gold project** subsequent to year end, also by SRK Consulting. A final report on this work had not been received as at the date of this report.


Cesium

Expenditures on the **Separation Rapids lithium-tantalum** property during the year totalled just $7,780 for market studies, before a recovery of $12,500 on the sale of three peripheral, but contiguous claims, in the Snook Lake area to a local dimension stone producer. The access road to the Big Whopper pegmatite crosses these claims and a condition of the sale was that the Company would have continued unrestricted use of this road.

Late in the year, there was a significant new development with respect to the market potential of the Company's lithium mineral product, when the Company's mineral marketing agent, Amalgamet Canada, ("Amalgamet") informed management that it had received an order for test quantities of the petalite product for evaluation by an anonymous potential customer in a new application for which the exact nature was not disclosed. Subsequent to the end of the year, the Company and Amalgamet arranged to ship nearly six tonnes of the crushed petalite ore to the customer for evaluation in the new application. This work was still in progress as at the date of this report but initial results reported by Amalgamet were regarded as favourable for continued testing of larger quantities of the material through the winter.

On the **Warren Township anorthosite** project, expenditures totalling $50,402 were incurred during the year in the course of completing an evaluation of a development opportunity to produce anorthosite for a glass application. Unfortunately, analyses of test quantities of the material showed higher levels of soda (an undesirable impurity) in the product than had been previously determined, which meant it did not meet the required specification for acceptance at the target glass plant. Mineralogical studies concluded that the excess soda was not introduced by external contamination and the cause of the discrepancy between the two analyses remains unresolved. Further field work will be required to determine if there are areas on the property where the anorthosite meets the desired specification, but this was not undertaken in 2005. Other potential markets for the anorthosite product continue to be investigated.

On the **Mount Thom copper-gold-silver** project, $62,677 was spent during the year on a ground geophysical survey and a two-hole diamond drilling program to test priority electro-magnetic anomalies detected by this survey for conductive copper-gold mineralization. No significant mineralization was intersected in either of the two holes and the decision was made subsequent to year end to abandon the option on the property. As at August 31, 2005 the Company had written off total costs to date of $248,856.

On the **Lower Mount Thom** joint venture, $17,812 in costs were incurred during the year, representing the Company's share of the remaining program expenditures incurred under the 2004 work program carried out with Wallbridge Mining Company Limited ("Wallbridge"). In the fourth quarter, the Company and Wallbridge terminated the joint venture agreement with Cobequid Gold Corporation. Finally, $6,139 in other expenditures was incurred in relation to two new property acquisitions. One is a special licence application made in the Province of Nova Scotia, subject to ministerial approval, which was pending as at the date of this report. The other is for new claims staked in the West River Station area of Nova Scotia.

Administration

Administrative expenses for the year ended August 31, 2005 totalled $331,862 (of which $100,172 were incurred during the fourth quarter compared with $52,703 during the same quarter in 2004). The annual total represented a 26% decrease over the previous year's total of $448,884. The major areas of decreased expenditures were consulting fees and stock-based compensation and interest and financing costs which reflect the facts that the Company did less financing during the year and issued fewer incentive stock options. Other administrative costs were generally comparable to the previous year. The lack of active joint ventures earning management fees, and low interest income on cash deposits, reduced revenues during the year to just $414 resulting in an operating loss of $331,448.

After write-offs for abandoned properties described above, cash recoveries from past joint venture partners, future income tax recoveries and sale of investments, this brought the net loss for the year to $472,733 or $0.02 per share. The loss of $472,733 compares to a loss of $1,670,178 during the previous period, the difference being mainly attributable to the writedown taken on the Separation Rapids project in 2004 and the decrease in administrative expenses incurred during the year. The $40,000 cash recovery from joint venture partners received in the fourth quarter, stems from an unfulfilled obligation under the 2002 Black Bay property agreement with BHP Billiton World Exploration Inc., which was terminated in 2003.

Expenditures on public and investor relations activities during the year ended August 31, 2005 totaled $56,735 (of which $21,248 were incurred during the fourth quarter compared to $15 557during the same quarter in 2004). The annual total represented only slight decrease from the previous year's total of $64,900. Overall, the Company continued the same investor relations ("IR") programs initiated in 2004, with the decrease in expenditures being mainly attributable to the fact that no major overhaul of the corporate website was necessary in 2005. The Company continues to use the services of Agora Investor Relations as its principal IR consultant, whose internet-based approach is complemented by the internet marketing program of Stockgroup Information Systems Inc.

In addition to routine investor communications activities, in the second half of the year the Company prepared and ran several magazine ads designed to attract investor attention to the Company's renewed focus on rare metals following the Thor Lake acquisition. The Company was prominently featured in a newspaper article about the increasing demand for rare metals that appeared in the Toronto Star on May 23 and was also featured in the Kaiser Bottom-Fishing Report following the announcement of the Thor Lake acquisition. The exposure in these two publications contributed to increased trading activity in the Company's shares over the second half of the year.

Finally, the Company retained an administrative consultant, Northern Geotech Services, during the second half of the year to contact shareholders identified as NOBO's ("non-objecting beneficial owners") in order to make sure the Company's many long-time shareholders were updated on recent activities, notably the Thor Lake acquisition. This initiative was generally well-received by the over 500 shareholders contacted. The cost for this work was booked under consulting fees.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

	2005			2004				2003
For the Quarters Ended	**Aug. 31**	**May 31**	**Feb. 28**	**Aug. 31**	**May 31**	**Feb. 28**	**May 31**	**Feb. 28**
	$	$	$	$	$	$	$	$
Net revenues	34	33	101	246	470	860	98	50
Loss before discontinued operations and extraordinary items	253,467	73,306	98,819	47,141	1,309,298	91,225	222,299	47,356
Loss before discontinued operations and extraordinary items, per share	0.01	0.01	-	-	0.05	-	0.01	-
Loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss	253,467	73,306	98,819	47,141	1,309,298	91,225	222,299	47,356
Net loss, per share	0.01	0.01	-	-	0.05	-	0.01	-
Net loss, per share fully diluted	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids, Thor Lake and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant income from any of its properties until 2007 at the earliest.


Gadolinium

As at August 31, 2005, the Company had working capital of $307,386 (including investments of $22,143) and cash on hand of $431,420, sufficient to cover the Company's near term cash requirements, given its current low-cost administrative structure. The cash on hand included $281,878 in flow-through funds allocated primarily for the Red Hill, U6 Savant and Thor Lake projects.

Subsequent to the end of the year, in September, 2005, news releases announcing positive developments from the Separation Rapids and Thor Lake projects stimulated new buying interest in the Company's shares resulting in a rise in the market price of the shares to as high as $0.60 in early October. The higher share price has motivated holders of share purchase warrants exercisable at prices ranging from $0.15 to 0.30 per share to exercise and, as at the date of this report, 1,405,000 common shares had been issued resulting in total proceeds of $331,750. If all the outstanding series of warrants expiring before the end of January, 2006 were to be exercised, this would generate an additional $1,177,300 in working capital for the Company's treasury.

In view of the increasing working capital position and new financing opportunities created by the higher share price, management will be re-considering its alternatives for funding new work programs on its priority projects in 2006. However, a joint venture with an industry partner or end-user remains an attractive alternative for financing the next stage of development on the Company's three advanced projects at Separation Rapids, Thor Lake and Warren Township projects, where capital requirements are relatively large.

OFF BALANCE SHEET ARRANGEMENTS

As at August 31, 2005, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the twelve months ended August 31, 2005, the Company:

a) incurred legal fees of $Nil (2004 - $3,002) with a law firm in which a director of the Company is an associate. As at August 31, 2005, accounts payable included $Nil (2004 - $505) payable to this law firm.

b) incurred consulting fees of $79,900 (2004 - $90,800) with a director, of which $42,100 (2004 - $23,800) were deferred as resource property costs. As at August 31, 2005, accounts payable included $28,557 (2004 - $11,954) payable to this director.

c) incurred accounting and consulting fees of $62,898 (2004 - $68,710) with an accounting firm in which an officer is a partner. As at August 31, 2005, accounts payable included $31,460 (2004 - $24,033) payable to this accounting firm.

d) incurred legal fees of $1,000 (2004 - $Nil) with an officer of the Company.

e) accrued an additional $12,000 in directors' fees payable to the Company's directors. As at August 31, 2005, accounts payable included $24,000 (2004 - $12,000) directors fees payable.

f) issued 190,000 flow-through units for proceeds of $28,500 to three of the Company's directors and officers as part of a flow-through private placement. Each flow-through unit consisted of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006. Subsequent to year end all these warrants were exercised by the three holders.

PROPOSED TRANSACTIONS

The Company is actively searching for new project opportunities and a number of projects are under consideration. One such project is subject to a Special Licence Application in Nova Scotia for which the Company awaits government approval. Management considers it likely that this Special Licence Application will be approved, but there is no certainty, particularly with regard to timing. As at the date of this report, management had received two equity financing proposals, but no decision had been reached on entering into any new financing agreements.

FINANCIAL INSTRUMENTS AND OTHER RISK FACTORS

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at August 31, 2005 is $31,507, which is $9,364 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.



The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

OUTSTANDING SHARE DATA

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the year, the Company:

1. Issued 1,360,000 flow-through units for proceeds of $204,000 (of which 190,000 units were issued to directors and officers). Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006. In connection with this private placement, the Company paid a commission of $12,000 cash plus 100,000 non-transferable share purchase warrants, each warrant entitles the brokerage firm to purchase one common share at a price of $0.20 per share until January 3, 2006.

2. Issued 300,000 common shares and 100,000 non-transferable share purchase warrants exerciseable at $0.30 to Teck Cominco Limited, the optionor of the U6 Savant Gold Project and the Red Hill Copper-Zinc-Silver Project.

3. Issued 2,500,000 common shares at a deemed price of $0.12 per share plus 250,000 share purchase warrants to Beta Minerals Inc. ("Beta") to acquire the five mining leases covering the Thor Lake rare metals deposit. Each warrant entitles Beta to purchase one common share at a price of $0.25 per share until May 2, 2007.

4. Issued 2,000,000 non-flow-through units for proceeds of $240,000. Each non-flow-through unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow through common share at a price of $0.15 per share until April 15, 2007.

5. Issued 975,000 flow through common shares pursuant to the exercise of an equivalent number of common share purchase warrants at a price of $0.20.


Germanium

6. Issued 60,350 common shares to Teck Cominco Limted pursuant to the exercise of an equivalent number of share purchase warrants at a price of $0.30.

   Subsequent to the end of the year, the Company issued 1,405,000 common shares pursuant to the exercise of share purchase warrants priced variously at $0.15, 0.20, 0.29 and 0.30 per share. Accordingly, as at the date of this report, the Company had issued and outstanding 39,558,598 common shares with a recorded value of $20,087,373.

b) Warrants

As at the date of this report, the Company had an aggregate of 5,147,650 warrants outstanding with a weighted average exercise price of $0.23.

c) Options

Subsequent to the end of the year, the Company issued 350,000 incentive stock options to consultants with an exercise price of $0.40 and 225,000 incentive stock options to three directors at an exercise price of $0.48. As at the date of this report, the Company had an aggregate of 2,650,000 incentive stock options outstanding with a weighted

OTHER INFORMATION

Additional information on the Company is available on SEDAR at **www.sedar.com** and on the Company's website at **www.avalonventures.com.**

AUDITORS' REPORT

BOLTON & BOLTON
Chartered Accountants

TO THE SHAREHOLDERS OF AVALON VENTURES LTD.

We have audited the balance sheets of Avalon Ventures Ltd. as at August 31, 2005 and 2004, and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at August 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on these financial statements in their report dated December 1, 2004.



CHARTERED ACCOUNTANTS
TORONTO, ONTARIO
NOVEMBER 10, 2005


AVALON VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

As at August 31	2005	2004
Assets		
Current Assets		
Cash and cash equivalents	$ 431,420	$ 257,020
Receivables and prepaid expenses	32,785	36,307
	464,205	293,327
Investments (note 3)	22,143	69,643
Resource Properties (note 4)	3,819,587	3,552,007
Property, Plant and Equipment (note 5)	5,783	4,146
	$ 4,311,718	$ 3,919,123
Liabilities		
Current Liabilities		
Accounts payable (note 8)	$ 178,962	$ 193,147
Going Concern (note 1)		
Shareholders' Equity		
Share Capital (note 6)	20,231,715	19,389,698
Contributed Surplus (note 7)	146,294	108,798
Deficit	(16,245,253)	(15,772,520)
	4,132,756	3,725,976
	$ 4,311,718	$ 3,919,123

The accompanying notes form an integral part of these financial statements.

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:


, DIRECTOR


, DIRECTOR

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT


AVALON VENTURES LTD.

For the years ended August 31	2005	2004
Revenue		
Interest	$ 414	$ 1,478
Expenses		
Amortization	1,753	1,376
Consulting fees (note 8)	75,520	128,646
Directors' fees and expenses	12,174	12,113
Insurance	-	1,128
Interest and financing costs (note 6b)	2,487	15,441
Office and general	8,400	4,186
Professional fees (note 8)	89,996	68,133
Public and investor relations	56,735	64,900
Rent and utilities	11,661	15,204
Salaries and benefits	11,205	15,644
Shareholders' information	18,287	17,485
Stock-based compensation (note 6d)	13,050	76,397
Transfer and filing fees	23,057	21,837
Travel	7,537	6,394
	331,862	448,884
Loss before the Undernoted Items	(331,448)	(447,406)
Write-down of Resource Properties (note 4a,f,g,i)	(329,421)	(1,257,066)
Loss on Sale of Resource Properties (note 4h(iv))	-	(5,419)
Gain on Sale of Investments	12,044	9,713
Recoveries from Venture Partners (note 4h(ii), (iii))	40,000	30,000
Loss before Income Taxes	(608,825)	(1,670,178)
Future Income Tax Recoveries	136,092	-
Net loss for the Year	(472,733)	(1,670,178)
Deficit - Beginning of Year	(15,772,520)	(14,102,342)
Deficit - End of year	$ (16,245,253)	$ (15,772,520)
Loss per Share	$ (0.02)	$ (0.06)
Weighted Average Number of Common Shares Outstanding	34,078,392	29,216,958

The accompanying notes form an integral part of these financial statements.



CONSOLIDATED CASH FLOW STATEMENTS

For the years ended August 31	2005	2004
Cash Flows from Operating Activities		
Cash paid to suppliers and employees	$ (166,068)	$ (552,591)
Interest received	414	1,478
Interest paid	(3,920)	(357)
	(169,574)	(551,470)
Cash Flows from Financing Activities		
Share capital (note 6b)	549,953	491,808
Warrants (note 6b)	95,152	457,792
	645,105	949,600
Cash Flows from Investing Activities		
Resource property expenditures	(397,285)	(316,641)
Recoveries from venture partners	40,000	-
Proceeds from sale of resource properties (note 4)	-	22,500
Proceeds from sale of investments	59,544	23,213
Sale (purchase) of property, plant and equipment	(3,390)	(1,868)
	(301,131)	(272,796)
Change in Cash and Cash Equivalents	174,400	125,334
Cash and Cash Equivalents - Beginning of Year	257,020	131,686
Cash and Cash Equivalents - End of Year	$ 431,420	$ 257,020
Non-cash Financing and Investing Activities		
Common shares issued to acquire resource properties (note 6b)	$ 345,000	$ 15,000
Warrants issued to acquire resource properties	12,450	-
Warrants issued to pay for share issuance costs	3,915	-
Investments received from sale of resource properties	-	30,000
Investments received on recovery of venture partner receivable	-	30,000

The accompanying notes form an integral part of these financial statements.


AVALON VENTURES LTD.

1. Nature of Operations and Going Concern

The Company is in the process of exploring its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

As at August 31, 2005, the Company has sustained recurring operating losses. These conditions cast significant doubt on the ability of the Company to continue as a going concern. Management is considering various alternatives, including a private placement to raise capital. However there is no assurance that these undertakings will be successful or sufficient to carry the Company to profitable operations.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's ability to continue as a going concern and realize the amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to develop these properties and to establish future profitable production.

The Company operates in one geographic area, Canada, and in one industry segment, mining exploration.

2. Summary of Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

a) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period. Significant estimates and assumptions include those related to the recoverability of resource properties and the ability to continue as a going concern. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term money market investments which on acquisition have a term to maturity of three months or less.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained, these costs will be amortized on a units-of-production basis. If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time. When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

d) Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value

e) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining-balance method at 30% per annum. Additions during the year are amortized using the half-year rule.

f) Income Taxes

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax assets are recorded only to the extent that, based on available evidence, it is more likely than not that they will be realized.

On March 19, 2004, the Company adopted the EIC-146 "Flow-through Shares".

g) Stock Option Compensation

The Company has one stock option plan that is described in note 6(d). The Company has adopted CICA handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based method of accounting for stock-based transactions.

h) Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Unrealized gains and losses on translation of monetary assets and liabilities are included in the determination of earnings for the year.

i) *Related Party Transactions*

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

j) Loss Per Share

Loss per share is computed based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

3. Investments

Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies. The Company and Radiant Resources Inc. are related by directors in common.

	2005		
	Number	***Book Value***	***Market Value***
Alto Ventures Inc.	28,571	$ 3,143	$ 2,857
Radiant Resources Inc.	45,000	9,000	20,250
Starcore International Ventures Ltd.	40,000	10,000	8,400
Mirabel Resources Inc.	-	-	-
		$ 22,143	$ 31,507

	2004		
	Number	**Book Value**	**Market Value**
Alto Ventures Inc.	28,571	$ 3,143	$ 3,000
Radiant Resources Inc.	45,000	9,000	19,350
Starcore International Ventures Ltd.	40,000	10,000	18,000
Mirabel Resources Inc.	190,000	47,500	57,000
		$ 69,643	$ 97,350

4. **Resource Properties**

2005

August 31, 2005

	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
note	4(a)	4(b)	4(c)	4(d)	4(e)	4(f)	4(g)	4(j)	
Acquisition costs	$ -	$ -	$ 309,750	$ 5,000	$ -	$ 23,850	$ 23,850	$ 1,282	$ 363,732
Diamond drilling	-	-	-	31,530	-	-	-	-	31,530
Environmental/permitting	-	-	1,876	-	-	-	-	-	1,876
Feasibility/engineering studies	-	5,784	-	-	-	-	-	-	5,784
Geochemical	-	-	-	528	-	-	-	-	528
Geology	-	4,643	24,966	1,586	11,786	10,192	44,796	4,857	102,826
Geophysical	-	-	-	24,033	-	-	1,594	-	25,627
Metallurgical/market studies	7,380	39,975	-	-	-	-	-	-	47,355
Other	400	-	5,106	-	6,026	-	18,711	-	30,243
Current expenditures	7,780	50,402	341,698	62,677	17,812	34,042	88,951	6,139	609,501
Balance - beginning of year	3,236,845	55,656	-	186,179	62,753	-	-	10,574	3,552,007
Sale of resource properties (note 4h(i))	(12,500)	-	-	-	-	-	-	-	(12,500)
Write-down of resource (note 4f,g,i)	-	-	-	(248,856)	(80,565)	-	-	-	(329,421)
Balance - end of year	$ 3,232,125	$ 106,058	$ 341,698	$ -	$ -	$ 34,042	$ 88,951	$ 16,713	$ 3,819,587

2004

August 31, 2004

	Separation Rapids Rare Metals	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	Mount Thom Cu-Au Project	LMT Cu-Au Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
note	4(a)	4(b)	4(c)	4(d)	4(e)	4(f)	4(g)	4(j)	
Acquisition costs	$ -	$ -	$ -	$ 25,925	$ -	$ -	$ -	$ 8,425	$ 34,350
Diamond drilling	-	-	-	85,764	-	-	-	-	85,764
Environmental/permitting	2,202	-	-	-	-	-	-	-	2,202
Feasibility/engineering studies	-	980	-	-	-	-	-	-	980
Geochemical	-	-	-	6,058	-	-	-	-	6,058
Geology	-	-	-	32,417	31,718	-	-	80,162	144,297
Geophysical	-	-	-	14,710	31,035	-	-	99	45,844
Linecutting	-	-	-	21,305	-	-	-	-	21,305
Metallurgical/market studies	9,431	50,022	-	-	-	-	-	-	59,453
Other	488	-	-	-	-	-	-	4,804	5,292
Current expenditures	12,121	51,002	-	186,179	62,753	-	-	93,490	405,545
Balance - beginning of year	3,926,992	4,654	-	-	-	-	-	527,302	4,458,948
Sale of resource properties (note 4(h(iii,iv))	-	-	-	-	-	-	-	(55,420)	(55,420)
Write-down of resource (note 4a,i)	(702,268)	-	-	-	-	-	-	(554,798)	(1,257,066)
Balance - end of year	$ 3,236,845	$ 55,656	$ -	$ 186,179	$ 62,753	$ -	$ -	$ 10,574	$ 3,552,007

a) Separation Rapids Rare Metals Project, Ontario

During the year ended August 31, 1997 the Company entered into an option agreement to acquire a 100% interest (subject to a 2.0% net smelter returns royalty ("NSR"), half of which can be bought back for $1.0 million) in certain claims in the Paterson Lake area of Ontario.

During the year ended August 31, 2000 the Company completed all it's obligations under the option agreement and vested its 100% interest in these claims.

During the year ended August 31, 2004 the Company wrote off $702,268 of the deferred costs related to the development of a process technology to beneficiate petalite from the Company's Separation Rapids property. Due to the change in the marketplace, the Company has decided to pursue an alternative development strategy for the Separation Rapids property and accordingly has written off the development costs related to the original production concept.

b) Warren Township Anorthosite Project, Ontario

The Warren Township property, located near Foleyet, Ontario, was staked by the Company during the year ended August 31, 2003.

c) Thor Lake Rare Metals Project, Northwest Territories

During the year ended August 31, 2005 the Company acquired 100% interest (subject to a 5.5% NSR) in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories.

d) U6 Savant Gold Project, Ontario

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco Limited ("Teck Cominco") to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) in certain claims located in the Savant Lake area of northwestern Ontario. To vest its 100% interest in the claims, the Company must incur $500,000 in exploration expenditures by December 31, 2008 (of which $10,192 had been incurred by August 31, 2005).

Teck Cominco retains the right to reacquire a 65% interest in the property first by incurring exploration expenditures on the property equal to two and one half times the Company's expenditures to a maximum of $1,250,000 to earn a 51% interest, then by completing a feasibility study on the property at Teck Cominco's sole cost to earn an additional 14% interest.

e) Red Hill Copper-Zinc-Silver Project, British Columbia

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) of Teck Cominco's Red Hill Copper-Zinc-Silver property located in the Kamloops Mining Division of British Columbia. To vest its 100% interest in the property, the Company must incur $1,200,000 exploration expenditures by December 31, 2008 (of which $65,101 had been incurred by August 31, 2005).

Teck Cominco retains the right to reacquire a 65% interest in the property first by incurring exploration expenditures on the property equal to two and one half times the Company's expenditures to a maximum of $3,000,000 to earn a 51% interest, then by completing a feasibility study on the property at Teck Cominco's sole cost to earn an additional 14% interest.

f) Mount Thom Cu-Au Project, Nova Scotia

During the year ended August 31, 2004 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 3.0%, of which 2.0% can be bought back for $2.0 million) in certain claims located in the Colchester and Pictou counties of Nova Scotia.

During the year ended August 31, 2005 the Company decided not to fund any further expenditures on the project, and the total costs incurred to date of $248,856 have been written off.

g) LMT Cu-Au Project, Nova Scotia

During the year ended August 31, 2004 the Company and its venture partner, Wallbridge Mining Company Limited ("Wallbridge"), entered into an option and joint venture agreement with the optioner, Cobequid Gold Corporation Limited ("CGC"), to acquire a combined 60% interest in certain claims located in Colchester and Pictou counties in Nova Scotia.

During the year ended August 31, 2005 the company and Wallbridge decided not to fund any further expenditures on the mining claims covered under the joint venture agreement, and these claims were returned to CGC, and the total costs incurred to date of $80,565 have been written off.

h) Sale of Resource Properties

i) During the year ended August 31, 2005 the Company sold three mining claims in the Snook Lake area which were contiguous with the Company's Separation Rapids property for cash proceeds of $12,500, which were received subsequent to the year ended August 31, 2005.

ii) During the year ended August 31, 2005 the Company received $40,000 in cash from a former joint venture partner for unfulfilled exploration expenditure obligations related to the Black Bay PGE-Cu-Ni Project. This Project had been abandoned by the Company during the year ended August 31, 2003.

iii) During the year ended August 31, 2004 the Company and its venture partner, Starcore International Ventures Ltd (formerly Starcore Resources Ltd.) ("Starcore"), sold their combined 100% interest in the Denain Gold-Copper Project, located near Val d'Or, Quebec, for total consideration of 240,000 shares of Mirabel Resources Inc. with a market value of $0.25 per share. Starcore assigned its 50% share of the proceeds to the Company to settle its outstanding debt to the Company of $30,000. The Company had previously provided for this receivable.

iv) During the year ended August 31, 2004 the Company sold its 40% interest in the Wolf Mountain Platinum-Palladium Project for $20,000 in cash, and retains a 0.4% NSR on this project.

i) Resource properties written down during the years ended August 31, 2005 and 2004 consist of the following:

	2005	2004
Separation Rapids Rare Metals Project	$ -	$ 702,268
Mount Thom Cu-Au Project	248,856	-
LMT Cu-Au Project	80,565	-
Other		
Tantalum Group Properties	-	402,338
Cobequid Mountains Gold Project	-	152,460
	-	554,798
	$ 329,421	$1,257,066

j) Other Resource Properties

Other Resource Properties consist of the Mussy Lake Nickel-Copper PGE Project located near Marathon, Ontario, which was staked by the Company, and West River Station Copper-Gold Project located in the Colchester and Pictou counties of Nova Scotia, which was staked by the Company. In addition, the Company has a 100% interest in several mining claims in the Raleigh Lake and Lilypad Lakes Tantalum Properties, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

5. Property, Plant and Equipment

	2005			2004		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computers	$ 8,266	$ 4,625	$ 3,641	$ 6,693	$ 3,401	$ 3,292
Equipment	14,017	11,875	2,142	12,200	11,346	854
	$ 22,283	$ 16,500	$ 5,783	$ 18,893	$ 14,747	$ 4,146

6. Share Capital

a) Authorized:

Unlimited common shares
25,000,000 preferred shares

b) Issued and Outstanding:

	2005		2004	
	Number	Amount	Number	Amount
Common Shares				
Balance - beginning of year	30,958,248	$ 18,876,510	26,375,248	$ 18,369,702
Issued:				
for cash	3,360,000	348,848	4,483,000	491,808
for resource properties	2,800,000	345,000	100,000	15,000
exercise of warrants	1,035,350	245,684	-	-
Commissions paid	-	(15,915)	-	-
Tax effect on issuance of flow-through shares	-	(136,092)	-	-
Balance - end of year	38,153,598	$ 19,664,035	30,958,248	$ 18,876,510

	2005		2004	
	Number	Amount	Number	Amount
Warrants				
Balance - beginning of year	7,203,000	$ 513,188	3,703,758	$ 55,396
Issued:				
for cash	1,680,000	95,152	4,483,000	457,792
for commissions paid	100,000	3,915	-	-
for resource properties	350,000	12,450	-	-
Exercised	(1,035,350)	(32,579)	-	-
Cancelled/Expired	(1,745,000)	(24,446)	(983,758)	-
Balance - end of year	6,552,650	$ 567,680	7,203,000	$ 513,188
		$ 20,231,715		$ 19,389,698

During the year ended August 31, 2005, the Company:

i) Issued 1,360,000 flow-through units for proceeds of $204,000 (of which 190,000 units were issued to directors and officers). Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006.

   In connection with this private placement, the Company paid a commission of $12,000 cash plus 100,000 non-transferable share purchase war rants, each warrant entitles the brokerage firm to purchase one common share at a price of $0.20 per share until January 3, 2006.

   The estimated fair market value of the warrants totalled $30,537, of which $26,622 has been allocated to the warrant component of the units and the remaining $3,915 was for commissions paid to the brokerage firm. In addition, the Company has recorded $69,558 in future income taxes related to these shares.

ii) Issued 300,000 common shares and 100,000 non-transferable share purchase warrants to the optioner of the U6 Savant Gold Project and the Red Hill Copper-Zinc-Silver Project. The estimated fair value of the warrants was $2,700 and this amount has been deferred as resource property costs.

iii) Issued 2,500,000 common shares at a deemed price of $0.12 per share plus 250,000 share purchase warrants to Beta Minerals Inc. ("Beta") to acquire the five mining leases covering the Thor Lake rare metals deposit. Each warrant entitles Beta to purchase one common share at a price of $0.25 per share until May 2, 2007. The estimated fair value of the warrants was $9,750 and this amount has been deferred as resource property costs.

iv) Issued 2,000,000 non-flow-through units for proceeds of $240,000. Each non-flow-through unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.15 per share until April 15, 2007. The estimated fair market value of the warrants was $68,530 and this amount has been allocated to the warrant component of the units.

v) Issued 60,350 non-flow-through shares pursuant to the exercise of warrants for proceeds of $18,105. The Company has allocated the $1,629 recorded value of these warrants to the common shares.

vi) Issued 975,000 flow-through shares pursuant to the exercise of warrants for proceeds of $195,000. The Company has allocated the $30,950 recorded value of these warrants to the common shares. In addition, the Company has recorded $66,534 in future income taxes related to these shares.

During the year ended August 31, 2004, the Company:

i) Issued 1,060,000 flow-through units for proceeds of $265,000 (of which 180,000 units were issued to directors and officers).

   Each flow-through unit consists of one flow-through common share and one non-flow-through warrant. Each warrant will entitle the holder to purchase one non-flow-through share at a price of $0.27 until January 9, 2005 and at a price of $0.29 until January 9, 2006. The estimated fair value of the warrants was $83,316 and this amount has been allocated to the warrant component of the unit.

ii) Issued 3,423,000 non-flow-through units for proceeds of $684,600 (of which 125,000 units were issued to an officer).

   Each non-flow-through unit consists of one non-flow-through common share and one non-flow-through warrant. Each warrant will entitle the holder to purchase one non-flow-through share at a price of $0.25 until January 23, 2005 and at a price of $0.30 until January 23, 2006. The estimated fair value of the warrants was $374,476 and this amount has been allocated to the warrant component of the units

The fair values of the warrants were estimated on the grant date using the Black-Scholes pricing model, with the following weighted average assumptions:

	2005	2004
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.14%	2.69%
Expected life	1.6 years	2.0 years
Expected volatility	99%	89%

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's warrants.

The Company incurred Part XII.6 interest expense of $3,069 (2004 - $4,190) on the monthly unspent portions of the proceeds from its flow-through financings. This amount has been included in the interest and financing costs.

c) Warrants

As at August 31, 2005 the following warrants were issued and outstanding:

i) 1,060,000 non-flow-through warrants entitling the holder to purchase one common share at $0.29, expiring January 9, 2006;

ii) 3,423,000 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring January 23, 2006:

iii) 780,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring January 3, 2006;

iv) 39,650 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring February 26, 2007;

v) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share, expiring April 15, 2007; and

vi) 250,000 non-flow-through warrants entitling the holder to purchase one common share at $0.25 per share, expiring May 2, 2007.

During the years ended August 31, 2005 and 2004, share purchase warrants were issued, exercised and expired/cancelled as follows:

	2005		2004	
	Number of Warrants	Weighted Average Ex. Price	Number of Warrants	Weighted Average Ex. Price
Balance-beginning of year	7,203,000	$ 0.35	3,703,758	$ 0.54
Issued	2,130,000	0.16	4,483,000	0.25
Exercised	(1,035,350)	0.21	-	-
Expired/Cancelled	(1,745,000)	0.66	(983,758)	0.53
Balance - end of year	6,552,650	$ 0.23	7,203,000	$ 0.35

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 4,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at August 31, 2005, all options were fully vested.

During the years ended August 31, 2005 and 2004, stock options were granted, exercised and expired/cancelled as follows:

	2005		2004	
	Number of Options	Weighted Average Ex. Price	Number of Options	Weighted Average Ex. Price
Balance-beginning of year	2,405,000	$ 0.39	2,792,500	$ 0.56
Granted	75,000	0.25	602,500	0.25
Exercised	-	-	-	-
Expired/Cancelled	(405,000)	0.77	(990,000)	0.80
Balance - end of year	2,075,000	$ 0.31	2,405,000	$ 0.39

During the year ended August 31, 2005 the Company granted 75,000 (2004 - 602,500) stock options to employees, directors and officers. The estimated fair value of these options was $13,050 (2004 - $76,397) and this amount has been expensed as stock-based compensation.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

	2005	2004
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.57%	3.25%
Expected life	5.0 years	5.0 years
Expected volatility	80%	79%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at August 31, 2005 the following options were vested and outstanding:

Option Price	Number of Options	Weighted Average Remaining Contractual
$ 0.75	100,000	0.5 years
$ 0.58	150,000	0.8 years
$ 0.38	300,000	1.1 years
$ 0.27	325,000	1.5 years
$ 0.25	677,500	3.5 years
$ 0.20	522,500	2.7 years
	2,075,000	

7. Contributed Surplus

Contributed surplus consist of the following components:

	2005	2004
Stock Options		
Balance - beginning of year	$ 108,798	$ 32,401
Granted to employees, directors and officers (note 6d)	13,050	76,397
Cancelled/Expired	(1,480)	-
Balance - end of year	120,368	108,798
Expired Warrants and Options		
Balance - beginning of year	-	-
Expired warrants	24,446	-
Expired options	1,480	-
Balance - end of year	25,926	-
	$ 146,294	$ 108,798

8. Related Party Transactions

a) During the year ended August 31, 2005 the Company incurred legal fees of $Nil (2004 - $3,002) with a law firm in which a director of the Company is an associate. As at August 31, 2005 accounts payable included $Nil (2004 - $505) payable to this law firm.

b) During the year ended August 31, 2005 the Company incurred consulting fees of $79,900 (2004 - $90,800) with a director, of which $42,100 (2004 - $23,800) were deferred as resource property costs. As at August 31, 2005 accounts payable included $28,557 (2004 - $11,954) payable to this director.

c) During the year ended August 31, 2005 the Company incurred accounting and consulting fees of $62,898 (2004 - $68,710) with an accounting firm in which an officer is a partner. As at August 31, 2005 accounts payable included $31,460 (2004 - $24,033) payable to this accounting firm.

d) During the year ended August 31, 2005 the Company incurred legal fees of $1,000 (2004 - $Nil) with an officer of the Company.

e) As at August 31, 2005 accounts payable included $24,000 (2004 - $12,000) in directors' fees payable to the Company's directors..

Additional related party transactions are described separately in note 6(b).

9. Income Taxes

a) Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2005 and 2004 are as follows:

	2005	2004
Difference in resource properties	$ 1,807,239	$ 1,753,560
Difference in long term investments	70,401	70,401
Difference in property, plant and equipment	15,248	14,650
Non-capital loss carry forwards	26,785	25,365
Capital loss carry forwards	311,703	346,221
	2,231,376	2,210,197
Less: valuation allowance	(2,231,376)	(2,210,197)
Net future income tax assets	$ -	$ -

A valuation allowance has been applied against all of the above future income tax assets.

b) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $78,000 (2004 - $74,000) available to reduce future years' taxable income. These losses will expire as follows:

2009	$ 15,000
2010	19,000
2014	40,000
2015	4,000

c) Capital Losses

The Company has capital losses carried forward of approximately $1,800,000 (2004 - $1,800,000) available to reduce future years' capital gains.

d) Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $2,967,000 (2004 - $2,553,000) and cumulative Canadian exploration expenses of $6,149,000 (2004 - $6,138,000) available to reduce future years' taxable income.

10. Financial Instruments

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

Credit Risk

The Company monitors the financial condition of its venture partners and counter parties to contracts. The Company does not have a significant exposure to any individual third party. Credit risk on amounts receivable is limited to the outstanding balance of such amounts.

11. Commitment

The Company has a standby letter of credit of $10,000.

12. Subsequent Events

Subsequent to the year ended August 31, 2005 the Company:

a) granted an aggregate of 350,000 stock options to six consultants. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.40 per share until October 3, 2007. These options will vest at the rate of 25% every three months following October 3, 2005.

b) received total proceeds of $331,750 from the issuance of 1,405,000 common shares following the exercise of an equivalent number of share purchase warrants.

c) granted 225,000 fully vested stock options to three of the Company's directors. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 per share until November 22, 2010.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and other financial information for this annual report were prepared by the management of Avalon Ventures Ltd., reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles. Management has included amounts in the Company's financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

Bolton & Bolton, Chartered Accountants were appointed as auditors by the board of directors of the Company.



PRESIDENT AND CEO



CFO AND VICE PRESIDENT FINANCE

TORONTO, ONTARIO
NOVEMBER 10, 2005



LOCATIONS OF KEY PROJECTS

THOR LAKE
RED HILL
SEPARATION RAPIDS
LILYPAD LAKES
WARREN TOWNSHIP



HEAD OFFICE
111 Richmond Street West
Suite 1005
Toronto, ON. M5H 2G4
Tel: (416) 364-4938
Fax: (416) 364-5162
info@avalonventures.com

DIRECTORS
Donald Bubar
F. Dale Corman
Alan Ferry
Brian D. MacEachen
Joseph G. Monteith
Lawrence Page

OFFICERS
Donald Bubar, P.Geo.
President & CEO

R.J. (Jim) Andersen, CA, CPA
Vice President, Finance & CFO

Lawrence Page, QC
Chairman

Ralph Dalgarno
Secretary

TECHNICAL CONSULTANTS
Paul Schmidt, P.Eng.
Project Manager

Les Heymann, P.Eng.
Metallurgist

Don Hains, P.Geo.
Minerals Marketing

David L. Trueman, P. Geo.
Rare Metals Geologist

REGISTRAR AND TRANSFER AGENT
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS
Lexas Law Group
1185 W. Georgia Street
Suite 1550
Vancouver, B.C. V6E 4E6

AUDITORS
Bolton & Bolton, Chartered
Accountants
25 Oakcrest Avenue
Unionville, ON L3R 2B9

INVESTOR RELATIONS
Agora Investor Relations
Toronto, Ontario.
www.agoracom.com
AVL@agoracom.com

EXCHANGE LISTING
TSX Venture Exchange (Tier 1)
Symbol: AVL

ANNUAL GENERAL MEETING
The Vancouver Club
Downtown Centre
915 W. Hastings Street
Vancouver, British Columbia
January 24, 2006
2:00 PM




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